Exhibit 99.1

INDEX TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Financial Statements for the 3-month periods ended March 31, 2018 and 2017

Condensed Consolidated Income Statements (unaudited)	F-2
Condensed Consolidated Statements of Comprehensive Income (unaudited)	F-3
Condensed Consolidated Statements of Financial Position (unaudited)	F-4
Condensed Consolidated Statements of Changes of Equity (unaudited)	F-6
Condensed Consolidated Statements of Cash Flows (unaudited)	F-7
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)	F-9

Condensed Consolidated Income Statements (unaudited)

		For the three month period ended March 31,
(in 000€, except per share data)	Notes	2018	2017
Revenue	4	43,899	31,921
Cost of sales		(19,944)	(13,444)
Gross profit		23,955	18,477
Research and development expenses		(5,615)	(4,592)
Sales and marketing expenses		(10,599)	(9,608)
General and administrative expenses		(7,160)	(5,379)
Net other operating income/(expenses)	5	549	1,018
Operating profit (loss)		1,130	(84)
Financial expenses		(1,550)	(919)
Financial income		840	777
Share in loss of joint venture		(103)	(389)
Profit (loss) before taxes		317	(615)
Income taxes		(500)	(201)
Net loss for the period		(183)	(816)
Net loss attributable to:
The owners of the parent		(183)	(816)
Earnings per share attributable to ordinary owners of the parent
Basic		(0.00)	(0.02)
Diluted		(0.00)	(0.02)
Weighted average basic shares outstanding		47,327	47,325
Weighted average diluted shares outstanding		47,327	47,325

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three month period ended March 31,
(in 000€)	2018	2017
Net loss for the period	(183)	(816)
Other comprehensive income (loss)
Exchange difference on translation of foreign operations*	(95)	122
Other comprehensive income (loss), net of taxes	(95)	122
Total comprehensive loss for the period, net of taxes	(278)	(694)
Total comprehensive loss attributable to:
The owners of the parent	(278)	(694)
Non-controlling interest	—	—

*	May be reclassified subsequently to profit and loss.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Financial Position (unaudited)

		As of March 31,	As of December 31,
(in 000€)	Notes	2018	2017
Assets
Non-current assets
Goodwill		18,504	18,447
Intangible assets	7	27,770	28,646
Property, plant & equipment	8	88,339	86,881
Investments in joint ventures		—	31
Deferred tax assets		332	304
Other non-current assets		3,826	3,667
Total non-current assets		138,771	137,976
Current assets
Inventories and contracts in progress		9,993	11,594
Trade receivables		38,831	35,582
Other current assets		10,054	9,212
Cash and cash equivalents	10	44,697	43,175
Total current assets		103,575	99,563
Total assets		242,346	237,539

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Financial Position (unaudited)

		As of March 31,	As of December 31
(in 000€)	Notes	2018	2017
Equity and liabilities
Equity
Share capital		2,735	2,729
Share premium		80,209	79,839
Consolidated reserves		(4,603)	(3,250)
Other comprehensive income / (loss)		(1,898)	(1,803)
Equity attributable to the owners of the parent		76,443	77,515
Total equity		76,443	77,515
Non-current liabilities
Loans & borrowings	9	82,598	81,788
Deferred tax liabilities		6,711	7,006
Deferred income		5,702	5,040
Other non-current liabilities		1,833	1,904
Total non-current liabilities		96,844	95,738
Current liabilities
Loans & borrowings	9	12,197	12,769
Trade payables		17,325	15,670
Tax payables		3,574	3,560
Deferred income		23,409	18,791
Other current liabilities		12,554	13,496
Total current liabilities		69,059	64,286
Total equity and liabilities		242,346	237,539

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Changes in Equity (unaudited)

		Attributable to the owners of the Parent
(in 000€)	Notes	Share capital	Share premium	Reserves	Other compre- hensive income	Total
At January 1, 2018		2,729	79,839	(3,250)	(1,803)	77,515
Catch-up adjustment IFRS 15	2	—	—	(1,173)	—	(1,173)
At January 1, 2018 after adoption of IFRS 15		2,729	79,839	(4,423)	(1,803)	76,342
Net loss for the period		—	—	(183)	—	(183)
Other comprehensive loss		—	—	—	(95)	(95)
Total comprehensive income (loss)		—	—	(183)	(95)	(278)
Capital increase via exercise of warrants	11	6	201	—	—	207
Equity-settled share-based payment expense	11	—	169	3	—	172
At March 31, 2018		2,735	80,209	(4,603)	(1,898)	76,443

		Attributable to the owners of the Parent
(in 000€)	Notes	Share capital	Share premium	Reserves	Other compre- hensive income	Total
At January 1, 2017		2,729	79,019	(1,603)	(1,112)	79,033
Net loss for the period		—	—	(816)	—	(816)
Other comprehensive income		—	—	—	122	122
Total comprehensive income (loss)		—	—	(816)	122	(694)
Equity-settled share-based payment expense		—	244	2	—	246
At March 31, 2017		2,729	79,263	(2,417)	(990)	78,585

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Cash Flows (unaudited)

		For the three month period ended March 31,
(in 000€)	Notes	2018	2017
Operating activities
Net loss for the period		(183)	(816)
Non-cash and operational adjustments
Depreciation of property, plant and equipment		2,700	1,945
Amortization of intangible assets		1,305	623
Share-based payment expense	11	89	329
Loss (gain) on disposal of property, plant and equipment		—	(2)
Movement reserve for bad debt		84	122
Financial income		(105)	(136)
Financial expense		505	359
Impact of foreign currencies		310	(81)
Share in loss of a joint venture (equity method)		103	389
Income taxes and deferred taxes		500	201
Other		(103)	(65)
Working capital adjustment and income tax paid
Increase in trade receivables and other receivables		(4,499)	(3,452)
Decrease (increase) in inventories and contracts in progress		1,580	(406)
Increase in trade payables and other payables		4,721	2,729
Income tax paid		(807)	(136)
Net cash flow from operating activities		6,200	1,603

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statements of Cash Flows (unaudited)

		For the three month period ended March 31,
(in 000€)	Notes	2018	2017
Investing activities
Purchase of property, plant and equipment		(4,275)	(7,507)
Purchase of intangible assets		(324)	(327)
Proceeds from the sale of property, plant and equipment and intangible assets (net)		20	70
Investments in joint-ventures		—	(500)
Interest received		14	108
Net cash flow used in investing activities		(4,565)	(8,156)
Financing activities
Proceeds from loans and borrowings	9	12,413	7,710
Repayment of loans and borrowings	9	(11,388)	(756)
Repayment of finance leases	9	(760)	(728)
Capital increase in parent company		207	—
Interest paid		(404)	(152)
Other financial income (expense)		5	(166)
Net cash flow from financing activities		73	5,908
Net increase (decrease) of cash and cash equivalents		1,708	(645)
Cash and cash equivalents at beginning of the period		43,175	55,912
Exchange rate differences on cash and cash equivalents		(186)	(196)
Cash and cash equivalents at end of the period	10	44,697	55,071

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

1	Corporate information

Materialise NV is a limited liability company with its registered office at Technologielaan 15, 3001 Leuven, Belgium. The condensed consolidated interim financial statements comprise Materialise NV (the “Company” or “Parent”) and its subsidiaries (collectively, the “Group”).

The Group is a leading provider of additive manufacturing (AM) software and of sophisticated 3D printing services. The products and services of the Group are organized in three segments: Materialise Medical, Materialise Software and Materialise Manufacturing. The Group sells its products in Europe, Americas, Africa and Asia-Pacific.

2	Basis of preparation and changes to the Group’s Accounting Policies

The condensed consolidated interim financial statements of the Group for the three-month period ended March 31, 2018 were prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (also referred to as “IFRS”).

The condensed consolidated interim financial statements of the Group were subject to a limited review by the statutory auditor, but have not been audited.

The consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017.

In the opinion of the Group’s management, the unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited financial statements, unless otherwise stated, and include all adjustments, which include only normal recurring adjustments necessary to present fairly the Group’s statement of financial position as of March 31, 2018 and its results of operations, its cash flows and changes in equity for the three-month periods ended March 31, 2018 and 2017 respectively. The results for the three-month period ended March 31, 2018 are not necessarily indicative of the results expected for the full year.

The consolidated interim financial statements are presented in thousands of euros (K€ or thousands of €) and all “currency” values are rounded to the nearest thousand (€000), except when otherwise indicated.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards that went into effect on January 1, 2018. The Group has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applies, for the first time, IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments of which the nature and effect of these changes are explained below.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, or IFRS 9, that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

We have adopted the new standard on the required effective date retrospectively, with an initial application date of January 1, 2018.

IFRS 9 requires us to record expected credit losses on all of our debt securities, loans and trade receivables, either on a 12-month or lifetime basis. We have applied the simplified approach and record lifetime expected losses on all trade receivables. The lifetime expected losses are determined based on a provision matrix applied to the each of the trade receivable aging buckets.

The application of IFRS 9 does not have a significant impact on our condensed consolidated statement of financial position, condensed consolidated statement of changes in equity, the condensed consolidated income statement and the condensed consolidated statement of comprehensive income.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers, or IFRS 15, was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard provides a single, principles based five-step model to be applied to all contracts with customers as follows:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue standard has superseded all current revenue recognition requirements under IFRS. We have adopted the new standard on the required effective date of January 1, 2018 and have applied the modified retrospective transition method to those contracts that were not completed at January 1, 2018. When applying the modified retrospective transition method, the cumulative effect of initially applying IFRS 15 is recognized as an adjustment to the opening balance of retained earnings in 2018.

The effect of adopting IFRS 15 is as follows:

OEM software license and distribution agreements

We regularly enter into software license and distribution agreements that may include the right for a partner to embed the Materialise software in its own property software or machine, that is marketed and sold to end-customers. Typically, those contracts provide a license to use and market the software, training and one year of maintenance and support service. Those performance obligations are “distinct”. Certain contracts may also include development services. Those development services are in general also “distinct” services except in case the customer cannot benefit from the license with readily available resources without the development services and the development services significantly customize/modify the existing license. In that case, those development services are combined with the license and recognized over the term of the license.

Those agreements may also provide for step-based volume discounts when certain sales targets are achieved and discounts when certain development revenue is achieved. Prior to adopting IFRS 15, volume discounts were recognized based on a reasonable estimate of the volume discounts to be paid and deducted from revenue over the contract period (based on sales). Certain other discounts were immediately deducted in full from revenue when they are expected to be met. Under IFRS 15, the transaction price will include an estimate of all the discounts payable under the contract period and will be subsequently allocated to the performance obligations. The impact on revenue was however not material as of January 1, 2018.

Medical partner license, supply and distribution agreements

Medical partner license, supply and distribution agreements generally include a time-based license for online order management system and surgical guide planning software, surgical guide development services and 3D printing, training, set-up and on boarding services and maintenance services. The consideration for the license is in general included within the price for a surgical guide (whether or not via an explicit royalty added to the price). The accounting prior to adoption of IFRS 15 is not significantly different than under IFRS 15, except for:

•	The license is in most cases not considered “distinct” and may be combined with the “surgical guide services and printing” as the license as such may not have a significant benefit for the partner with other readily available resources;

•	Certain agreements may include significant development services other than the standard set-up and on boarding services, which significantly modify/customize the existing platform for the purpose of the partner and are not considered “distinct” and combined with the license; and

•	Allocation of the transaction price over the “distinct” performance obligations may result in higher or lower revenue allocated to a performance obligation than the contractual pricing.

The impact on January 1, 2018 of the above differences on revenue is K€323 additional deferred revenue.

One contract with a non-cancellable contract period of 10 years had an up-front non-refundable fee for exclusivity for a total of €2.25 million. Prior to adopting IFRS 15, this fee has been fully recognized in previous years (from 2010 onwards). Under IFRS 15, this fee will be included in the transaction price and allocated to the “distinct” performance obligations of the contract which are primarily software license, surgical guides services and printing, maintenance, and development services. The impact of this difference on January 1, 2018 is a higher deferred revenue of K€850 with a debit of the retained earnings for the same amount. This deferred revenue will be recognized in revenue over the next three years.

Other revenue streams

IFRS 15 is not expected to have significant impacts on our other revenue streams such as 3D print products and software license and related maintenance.

Impact

Based on our detailed assessment, the cumulative effect recognized in retained earnings as of January 1, 2018 and on the result for the three-month period ended March 31, 2018 is as follows (positive is a debit):

	For the three month period ended March 31,	As of January 1
(in 000€)	2018	2018
Retained earnings opening	1,173	1,173
Result of the period	(103)	—
Retained earnings closing	1,070	1,173
Deferred income	(1,070)	(1,173)
Revenue	(103)	—

Presentation and disclosure

As required for the condensed consolidated interim financial statements, the Group disaggregated revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Group also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment.

Impact of accounting standards to be applied in future periods

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).

Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Group is currently still assessing the potential effect of IFRS 16 on our consolidated financial statements.

Several other amendments and interpretations apply for the first time as of January 1, 2018, but do not have a material impact on the condensed consolidated interim financial statements of the Group.

Significant accounting judgments, estimates and assumptions

For information regarding our critical accounting policies and accounting estimates as well as certain recent accounting pronouncements, please see Note 3 to the 2017 consolidated financial statements included in our Annual Report on Form 20-F, except in relation to revenue recognition, which is being replaced as a consequence of the adoption of IFRS 15 Revenue from Contracts with Customers:

Revenue recognition

For revenue recognition, the significant estimates and judgments relate to the identification of performance obligations and whether or not they are distinct, to the determination of the variable consideration, to the stand alone selling prices and the identification of the stage of completion of our customized development of software components for customers.

With respect to the allocation of transaction price to the distinct performance obligations, the Company is using the stand-alone selling prices or management best estimates of selling prices to estimate the fair value of the licenses, software development and software-related services, such as on-boarding and maintenance and account for them separately. Elements in such an arrangement are also sold on a stand-alone basis and stand-alone selling prices are available. The transaction price is allocated to each distinct performance obligation based on their fair value (stand-alone selling price) and is recognized either at a point in time or over time, depending on when the control is transferred to the customer. When we provide software development services considered essential to the functionality of the software, we recognize revenue from the software development services as well as any related software licenses on a percentage of completion basis whereby the transaction price allocated is recognized over time as the services are performed, as measured by an observable input.

We determine the percentage-of-completion by comparing labor hours incurred to-date to the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition.

3	Segment Information

For management purposes, the Group is organized into segments based on their products, services and industry and has the following three reportable segments:

•	The Materialise Medical segment, which develops and delivers medical software solutions, medical devices and other related products and services;

•	The Materialise Manufacturing segment, which delivers 3D printed products and related services; and

•	The Materialise Software segment, which develops and delivers additive manufacturing software solutions and related services.

The measurement principles used by the Group in preparing this segment reporting are also the basis for segment performance assessment and are in conformity with IFRS. The Chief Executive Officer of the Group acts as the chief operating decision maker. As a performance indicator, the chief operating decision maker controls the performance by the Group’s revenue and EBITDA. EBITDA is defined by the Group as net profit plus finance expenses, less financial income plus income taxes, plus depreciation, amortization and impairment.

The following table summarizes the segment reporting for each of the reportable periods ending March 31. Corporate research and development, headquarters’ function, financing and income taxes are managed on a Group basis and are not allocated to operating segments. As management’s controlling instrument is mainly revenue-based, the reporting information does not include assets and liabilities by segment and is as such not available per segment.

(in 000€)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated	Consoli- dated
For the three month period ended March 31, 2018
Revenues	8,326	11,946	23,632	43,904	(5)	43,899
Segment EBITDA	2,324	2,060	3,133	7,517	(2,382)	5,135
Segment EBITDA %	27.9%	17.2%	13.3%	17.1%		11.7%

For the three month period ended March 31, 2017
Revenues	8,575	9,932	13,407	31,914	7	31,921
Segment EBITDA	2,993	314	1,322	4,629	(2,145)	2,484
Segment EBITDA %	34.9%	3.2%	9.9%	14.5%		7.8%

The segment EBITDA is reconciled with the consolidated net profit (loss) for the period as follows:

	For the three month period ended March 31,
(in 000€)	2018	2017
Net loss for the period	(183)	(816)
Income taxes	500	201
Financial expenses	1,550	919
Financial income	(840)	(777)
Share in loss of joint venture	103	389
Operating profit (loss)	1,130	(84)
Depreciation and amortization	4,005	2,568
Corporate research and development	490	509
Corporate headquarter costs	2,264	2,073
Net other operating income (expense)	(372)	(437)
Segment EBITDA	7,517	4,629

Seasonality of operations

The Group does not have significant seasonality of operations impacting revenues and operating profits.

4	Revenue

Set out below is the disaggregation of the Group’s revenue from contracts with customers.

By geographical area

	For the three month period ended March 31, 2018
(in 000€)	Materialise Software	Materialise Medical	Materialise Manufacturing	Unallocated	Total
United States of America (USA)	2,073	6,031	2,999	—	11,103
Americas other than USA	88	234	1	—	323
Europe (without Belgium) & Africa	3,396	3,054	18,392	(5)	24,837
Belgium	36	1,380	1,198	—	2,614
Asia-Pacific	2,733	1,247	1,042	—	5,022
Total	8,326	11,946	23,632	(5)	43,899

By type of revenue

	For the three month period ended March 31, 2018
(in 000€)	Materialise Software	Materialise Medical	Materialise Manufacturing	Unallocated	Total
Software revenue (non-medical)	8,326	—	—	—	8,326
Software revenue (medical)	—	4,188	—	—	4,188
Medical Devices and services	—	7,758	—	—	7,758
Prototyping	—	—	7,521	—	7,521
End-parts production	—	—	4,909	—	4,909
Complex metal parts production (ACTech)	—	—	11,202	—	11,202
Other	—	—	—	(5)	(5)
Total	8,326	11,946	23,632	(5)	43,899

By timing of revenue recognition

	For the three month period ended March 31, 2018
(in 000€)	Materialise Software	Materialise Medical	Materialise Manufacturing	Unallocated	Total
Goods and services transferred at a point in time	4,473	8,777	22,470	(5)	35,715
Services transferred over time	3,853	3,169	1,162	—	8,184
Total	8,326	11,946	23,632	(5)	43,899

5    Net other operating income/(expenses)

The net other operating income/(expenses) can be detailed as follows:

	For the three month period ended March 31,
(in 000€)	2018	2017
Income from grants	870	819
Amortization of acquired intangible assets	(571)	—
Other income (expenses)	250	199
Total	549	1,018

In the period ended March 31, 2017 the amortization of acquired intangible assets were presented in the income statement under Cost of sales (K€5) and Sales and Marketing (K€199). The Group has decided that as from 2018 the amortization of acquired intangible assets are presented in the income statement as part of the net other operating income/(expenses). For the period ended March 31, 2018 the total amortization expenses amount to K€571, including K€373 related to the ACTech business. The Group believes that presenting such amortization expenses as part of the net other operating income/(expenses) will increase consistency across the three segments.

6	Business Combinations

ACTech

The Group signed a share and purchase agreement on October 4, 2017 to acquire all of the shares and voting interest of ACTech Holding Gmbh, an entity incorporated in Germany, and its subsidiaries ACTech Gmbh and ACTech North America Inc. (together referred to as “ACTech Group”) for a total purchase consideration in cash of K€27,370 (net of indemnification asset).

The provisional fair values of the identifiable assets and liabilities were calculated at the date of acquisition. As of March 31, 2018 the accounting of the business combination of the ACTech Group is not yet final because management is in the process of evaluating the fair value of the property, plant and equipment, and of the inventories. Management will complete the evaluation on or before September 30, 2018.

7	Intangible assets

The changes in the carrying value of intangible assets can be presented as follows:

(in 000€)	Patents and licenses	Software	Acquired customers, technology and backlogs	Total
Acquisition value
At January 1, 2018	4,497	7,638	25,820	37,955
At March 31, 2018	4,634	7,884	25,893	38,411
Amortization
At January 1, 2018	(2,766)	(2,985)	(3,558)	(9,309)
At March 31, 2018	(2,923)	(3,561)	(4,157)	(10,641)
Net carrying value
At March 31, 2018	1,711	4,323	21,736	27,770
At January 1, 2018	1,731	4,653	22,262	28,646

During the period ended March 31, 2018 the Group purchased software for the amount of K€187 and capitalized expenses related to patents for the amount of K€136.

8	Property, plant and equipment

The changes in property, plant and equipment are as follows:

(in 000€)	Land and buildings	Plant and equipment	Leased assets	Construction in progress	Total
Acquisition value
At January 1, 2018	42,234	64,823	14,303	3,754	125,114
At March 31, 2018	43,555	66,936	14,373	3,610	128,474
Depreciation
At January 1, 2018	(4,531)	(27,079)	(6,623)	—	(38,233)
At March 31, 2018	(4,915)	(28,004)	(7,216)	—	(40,135)
Net book value
At March 31, 2018	38,640	38,932	7,157	3,610	88,339
At January 1, 2018	37,703	37,744	7,680	3,754	86,881

In the period ending March 31, 2018 the Group mainly purchased machinery in the Belgian entity (K€1,488) and for the ACTech business (K€464), as well as IT equipment across the Group (K€720). In addition, land was purchased in Germany for the amount of K€680.

9	Financial Assets and Liabilities

Loans and borrowings

The loans and borrowings outstanding as of March 31, 2018 and December 31, 2017 can be presented as follows:

	As of March 31,	As of December 31,
(in 000€)	2018	2017
K€ 28,000 acquisition bank loan	26,781	27,513
K€ 18,000 secured bank loans (construction Belgium/Poland)	17,739	17,575
K€ 9,300 bank loans ACTech	9,300	9,247
K€ 8,750 other facility loans	4,794	4,982
Bank investment loans—top 20 outstanding	22,272	21,441
Bank investment loans—other	3,527	2,331
Financial lease agreements	8,401	9,164
Institutional loan	789	1,105
Convertible loan	958	958
Related party loan	234	241
Total loans and borrowings	94,795	94,557
current	12,197	12,769
non-current	82,598	81,788

The increase of the total amount of loans and borrowings between December 31, 2017 and March 31, 2018 is explained as follows:

(in 000€)
Total loans and borrowings as of December 31, 2017	94,557
Proceeds from loans and borrowings	12,413
Repayment of loans and borrowings, and leases	(12,148)
New finance leases	75
Currency Translation adjustments	(102)
Total loans and borrowings as of March 31, 2018	94,795

Total new loans and borrowings and leases obtained in the three-month period ended March 31, 2018 amount to K€12,488 of which the most significant are:

•	A new bank loan with a principal amount of K€9,300 with a maturity of 7 years ending in May 2025, to which there is a grace period of 2 years. The loan carries a fixed interest rate of 1.63%. The loan has been utilized to refinance an existing facility with another bank that had guarantees around K€23,890, covenants, upstreaming limits and negative pledge on shares, resulting in a reimbursement of the facility of K€9,246. The new bank loan is secured only through a second mortgage on the building for an amount of K€4,650.

•	Other new bank loans for a total principal amount of K€2,950 with maturities ranging from 2021 until 2024 and fixed interest rates between 0.19% and 0.37%.

Fair value

The carrying value and fair value of the financial assets for March 31, 2018 and December 31, 2017 can be presented as follows:

	Carrying value		Fair value
(in 000€)	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Financial assets
Loans and receivables measured at amortized cost
Trade receivables (current)	38,831	35,582	38,831	35,582
Other financial assets (non-current)	1,201	1,221	1,201	1,221
Other current non-trade receivables(*)	3,584	3,538	3,584	3,538
Cash & cash equivalents	44,697	43,175	44,697	43,175
Total loans and other receivables	88,313	83,516	88,313	83,516
Derivatives	120	218	120	218
Total derivatives	120	218	120	218

*	The amount of other current non-trade receivables disclosed herein as financial assets at December 31, 2017 has been adjusted to correct an error in disclosure in our 2017 consolidated financial statements of both the carrying value from K€5,359 to K€3,538 and the fair value from K€3,757 to K€3,538. These error corrections did not have any impact on the reported loss for the year or on the financial position of the Company.

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The fair value of the derivatives has been determined based on a markt-to-market analysis prepared by the bank based on observable marketinputs (level 2 inputs); and

•	Other current non-trade receivables are presented in the consolidated statements of financial position under other current assets and they are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on March 31, 2018 and December 31, 2017. These receivables include a receivable towards the former shareholders of ACTech and grants receivable.

The carrying value and fair value of the financial liabilities for March 31, 2018 and December 31, 2017 can be presented as follows:

	Carrying value		Fair value
(in 000€)	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Financial liabilities measured at amortized cost
Loans & Borrowings	94,795	94,557	95,252	95,351
Trade payables	17,325	15,670	17,325	15,670
Other liabilities	371	1,741	371	1,741
Total financial liabilities measured at amortized cost	112,491	111,968	112,948	112,762
Financial liabilities measured at fair value
Contingent consideration	905	905	905	905
Written put option on NCI	802	788	802	788
Derivatives	—	8	—	8
Total financial liability measured at fair value	1,707	1,701	1,707	1,701
Total non-current	84,318	83,840	84,546	84,454
Total current	29,880	29,829	30,109	30,009

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

•	Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and their fair value is subject to changes in interest rates and individual creditworthiness. The interest-free loans have already been recognized initially at fair value based on a present value technique (level 2 inputs) and are subsequently measured at amortized cost. Their carrying value approximates their fair value;

•	The fair value of the derivatives has been determined based on a markt-to-market analysis prepared by the bank based on observable marketinputs (level 2 inputs);

•	The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount (level 3 inputs); and

•	The fair value of the contingent consideration has been determined based on the latest business plans of the Cenat business (level 3 inputs).

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Group has no financial instruments carried at fair value in the statement of financial position except for the derivatives related to interest rate and foreign currency swaps as included in the above tables, and a call option and written put option on non-controlling interest and the contingent consideration for the acquisition of Cenat:

•	The fair value of the written put option is determined based on the present value of the redemption amount and is considered level 3. The redemption amount is a formula and is estimated on historical financial figures. No adjustments were made to the formula and estimates in the period ended March 31, 2018.

•	The fair value of the call option is estimated at zero as the call option is out of the money based on our analysis.

•	The fair value of the contingent consideration is estimated based on the business plan of Cenat for the coming 2 years and is primarily dependent on achieving certain targets based on future hardware revenue and productions cost level. A discount rate of 2,37% is applied. No changes occurred in the assessment for the period ended March 31, 2018.

10	Cash and cash equivalents

For the purpose of the condensed consolidated statements of cash flows, cash and cash equivalents are comprised of the following:

	As of March 31,	As of December 31,
(in 000€)	2018	2017
Cash at bank	35,695	33,683
Deposits (less than 3 months)	9,002	9,492
Total	44,697	43,175

11	Share-based payments and share capital increase

No options were granted in the three-month period ended March 31, 2018 and 2017.

In the course of October and November 2017, payments were made by employees in connection with the exercise of 25,714 warrants, representing 102,856 shares (2013 warrant plan). The notary deed required for the capital increase in connection with this exercise has passed before the notary in the course of March 2018 resulting in an increase in share capital of K€6 and in share premium of K€201.

For the three-month period ended March 31, 2018, the Group recognized K€89 share-based payment expense in the condensed consolidated income statements of which an expense of K€172 related to equity settled share based payments and an income of K€83 related to cash settled share based payments (March 31, 2017: K€329). The lower share-based payment expense in 2018 is explained by the remeasurement of the cash-settled share-based payments plans.

12	Related party transactions

The compensation of key management personnel of the Group is as follows:

	For the three month period ended March 31,
(in 000€, except for warrant data)	2018	2017
Short-term employee benefits	597	540
Post-employment benefits	20	20
Total	617	560
Warrants granted	—	—
Warrants outstanding	573,980	707,516

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel (senior management and executive committee members). In the period ending March 31, 2018 the compensation to key management by means of share based payments amounts to K€79.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant period:

(in 000€)	Sale of goods to	Purchases from	Interest expense	Receivables	Liabilities
Non-executive directors of the group
Three-month period ended March 31, 2018	—	(42)	(9)	—	(967)
Three-month period ended March 31, 2017	—	(29)	(13)	—	(960)
Shareholders of the group
Three-month period ended March 31, 2018	—	(31)	(3)	—	(277)
Three-month period ended March 31, 2017	—	(40)	(3)	—	(298)
Joint ventures
Three-month period ended March 31, 2018	221	—	—	911	(28)
Three-month period ended March 31, 2017	256	—	—	432	—

Related party – Ailanthus NV

Ailanthus NV, shareholder and director of the Group, has provided several loans and financial leases to the Group for the purchase of machinery and a portion of the office and production buildings. The Group also rents apartments on a regular basis from Ailanthus NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Ailanthus NV for rent in the period ending March 31, 2018 was K€31 (March 31, 2017: K€40). The total outstanding liability as of March 31, 2018 amounts to K€277.

Related party – Convertible debt

On October 28, 2013, the Group issued 1,000 convertible bonds for a total amount of K€958, which is included under liabilities in the above table and included in loans and borrowings in the consolidated statements of financial position. The bonds have been fully subscribed by a member of our senior management.

Joint ventures

The receivable for the amount of K€911 is accounted for under other non-current assets and trade receivables, and relates to the services and goods delivered to the joint venture RSPRINT (March 31, 2017: K€432). Repayment will only be requested after a period of 12 months for the amount of K€804.

13	Contingent liabilities

The Group is currently involved in a legal proceeding with Dentsply Implants NV regarding the alleged wrongful termination of a supply agreement between the Company and Dentsply Implants NV entered into in 2010. The court of first instance ruled, in favor of Dentsply Implants NV, that we have wrongfully terminated the relationship. We have appealed this decision before the court has pronounced itself on the monetary damages. The amount of damages which Dentsply Implants NV is claiming is €2.7 million. While we are confident about the chances that the first instance decision will be overruled, we believe that, in the event that the first instance decision would be confirmed, the amount of monetary damages that we would be exposed to will not have a material impact on our business, financial condition or results of operations. We are currently not a party to, and we are not aware of any threat of, any other legal proceedings, which, in the opinion of our management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations. As a result, management concluded that no provision is required as of March 31, 2018.

14	Commitments for Capital Expenditure

At March 31, 2018, the Group has commitments for capital expenditure for the amount of K€2,521 principally relating to production machinery and a 3D printer.

15	Subsequent events

On December 20, 2017, the European Investment Bank and the Group entered into a finance contract to support the Group’s ongoing research and development programs. As part of this agreement the Group received a first tranche on July 16, 2018 for the amount of K€10,000.

Apart from the above, there are no significant events subsequent to the statement of financial position date that would require adjustments or disclosures to the consolidated interim financial statements.